MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

February 20, 2008	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

MIRANDA GOLD CORP. ANNOUNCES TERMINATION OF

REDLICH EXPLORATION AGREEMENT

Miranda Gold Corp. (TSX-V: MAD) (“Miranda”) announces that Newcrest Resources Inc. (“Newcrest”) has withdrawn from the Redlich Project Exploration Agreement that was entered into on March 4, 2004. To date a total of $1,735,687 has been spent on exploration by Newcrest. This program included a 61 hole reverse circulation drill program as well as a two hole diamond drill program for a total footage of 40,568 ft (12,368 m). Extensive geologic mapping and a ground magnetics geophysical survey were also completed. Miranda has contracted Mine Development Associates, Inc. to assess the resource potential at Redlich and to further determine the controls to the mineralization as well as the remaining upside potential.  This information will be provided to interested parties with the goal of securing a new joint venture partner during the 2008 exploration season.

Miranda controlled the Redlich property through a Lease Option to Purchase Agreement.  As of January 23, 2008 Miranda has satisfied all requirements to exercise the option and now has a 100% title and interest in the property, subject only to a royalty of 3% of Net Smelter Returns.

Miranda’s Redlich project is located within the Walker Lane structural domain, 55 miles west of Tonopah, Nevada.  The property consists of 213 lode claims and covers 4,400 acres (1,782 hectares). Newcrest’s drilling focused on a northwest-trending fault corridor hosting high-grade gold in low-sulfidation quartz veins and thick, continuous zones of disseminated / quartz stockwork-hosted gold surrounding the high-grade veins.  Multiple significant intercepts were encountered in Newcrest’s drilling, including:

•

190 ft of 0.020 oz Au/t (70.1m of 0.685 g Au/t) in hole R-33;

•

5 ft of 1.350 oz Au/t (1.5m of 46.233 g Au/t) in hole R-43;

•

210 ft of 0.019 oz Au/t (64.0m of 0.651 g Au/t) in hole R-56;

•

55 ft of 0.046 oz Au/t (16.8m of 1.57 g Au/t) in hole R-73;

•

90 ft of 0.056 oz Au/t (27.4m of 1.92g Au/t) including 5 ft of 0.603 oz Au/t (1.5m of 20.65g Au/t) in R-76;

•

5 ft of 0.375 oz Au/t (1.5m of 12.85 g Au/t) within a 60-ft interval of 0.043 oz Au/t (18.3m of 1.47 g Au/t) in hole R-77;

•

55 ft of 0.028 oz Au/t (16.8m of 0.970 g Au/t) in core hole RD-1.

Miranda believes that quality exploration targets remain to be tested and is optimistic that a new partner will be found to continue exploration.  Miranda will continue studying grade continuity and possible mineralization controls in cross sectional and 3D computer model formats. Miranda wishes to thank Newcrest for their diligent work and for a successful relationship on the Redlich project.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., Piedmont Mining Company Inc. and White Bear Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.